UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-15477
CUSIP NUMBER:  577767-10-6

(Check One):        ☒            Form 10-K              ☐            Form 11-K              ☐            Form 20-F
                                ☐            Form 10-Q              ☐            Form N-SAR         ☐            Form N-CSR

For Period Ended:  December 31, 2003

☐            Transition Report on Form 10-K

☐            Transition Report on Form 20-F

☐            Transition Report on Form 11-K

☐            Transition Report on Form 10-Q

☐            Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:     Maxwell Technologies, Inc.

Former Name if Applicable:                Not Applicable

Address of Principal Executive Office (Street and Number):        9244 Balboa Avenue

City, State and Zip Code:    San Diego, California  92123

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check Box if appropriate)  ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date,; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed).

The Registrant, in consultation with its current independent auditor, has recently concluded that a pension plan maintained by the Registrant’s Swiss subsidiary, Maxwell Technologies SA (the “Swiss Plan”), is properly accounted for as a defined benefit plan under United States Generally Accepted Accounting Principles (“GAAP”), and the Registrant’s financial statements for the year ended December 31, 2003 (the “2003 Financial Statements”) will reflect this treatment.  The Registrant, in consultation with its previous independent auditor, had previously concluded that the Swiss Plan was properly accounted for as a defined contribution plan under GAAP, and the Registrant’s financial statements for the year ended December 31, 2002 (the “2002 Financial Statements”) reflected this treatment.  The Registrant is working with its current and previous independent auditors to determine how this change may affect its 2002 Financial Statements, but is unable to complete this determination and file its Annual Report on Form 10-K for the year ended December 31, 2003 (the “Form 10-K”) by the prescribed filing date without unreasonable effort or expense.  However, the Registrant believes that it will be able to resolve the 2002 Financial Statements issue and file its 2003 Form 10-K within 15 days after the prescribed filing date.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Tesfaye Hailemichael

                (858) 503-3388

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer is no, identify report(s).

                                ☒            Yes                                                         ☐            No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                ☒            Yes                                                         ☐            No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant estimates, pending resolution of the Swiss pension matter, that it will report a net loss of approximately $9.4 million for the fiscal year ended December 31, 2003.  The Registrant’s reported net loss for the fiscal year ended December 31, 2002, was $40.2 million.  The reduced loss is primarily attributed to aggregate one time charges of approximately $20.6 million in 2002 relating to restructuring, loss on the sale of a business, discontinued operations, and fixed asset and goodwill write-downs that did not recur in 2003, as well as significant overhead expense reductions in 2003 compared to 2002, and several one time events in 2003 that generated gains, including recognition of a $4 million license fee, and gains of approximately $1.4 million on the sale of property and other assets and $632,000 on the sale of businesses.

Maxwell Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2004	By:	/s/ Tesfaye Hailemichael
Tesfaye Hailemichael Chief Financial Officer